3/3/15

15026040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 31 2015
Wash., D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CBIS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Wacker Drive
(No. and Street)

Chicago	IL	60606-3002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal J. Berkowitz — 800 592-8890 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	Suite 1200 New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2014 and 2013

OATH OR AFFIRMATION

I, Neal J. Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIS Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX CHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6176038
Qualified in Queens County
My Commission Expires October 29, 2015

Notary Public

Signature

Vice President and Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CBIS Financial Services, Inc.

We have audited the accompanying financial statements of CBIS Financial Services, Inc. (a wholly-owned subsidiary of Christian Brothers Investment Services, Inc.) which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CBIS Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CBIS Financial Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audits of CBIS Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of CBIS Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
February 20, 2015

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
Cash	$188,669	$144,362
Placement agent income receivable	22,323	7,877
Prepaid expenses and other current assets	37,142	33,235
Deposits	2,395	3,409
Income taxes receivable from Parent	101,369	117,325
Totals	$351,898	$306,208

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to parent	$0	$15,320
Stockholder's equity		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	536,000	494,000
Accumulated deficit	(186,102)	(205,112)
Total stockholder's equity	351,898	290,888
Totals	$351,898	$306,208

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenue:		
Placement agent income	$90,661	$87,329
Interest income	36	12
Totals	90,697	87,341
Expenses:		
Supplies and other expenses	11,322	20,344
Professional fees	40,277	40,598
Staff development	4,132	735
Totals	55,731	61,677
Income before income taxes	34,966	25,664
Provision for income taxes	15,956	11,711
Net income	$ 19,010	$ 13,953

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2013	200	$ 2,000	$452,000	$ (219,065)	$ 234,935
Capital contribution from Parent			42,000		42,000
Net income				13,953	13,953
Balance, December 31, 2013	200	$2,000	494,000	(205,112)	290,888
Capital contribution from Parent			42,000		42,000
Net Income				19,010	19,010
Balance, December 31, 2014	200	$2,000	$536,000	$(186,102)	$ 351,898

See Notes to Financial Statements

CBIS FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Operating Activities:		
Net Income	$19,010	$13,953
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Placement agent income receivable	(14,446)	7,949
Prepaid expenses and other current assets	(3,907)	1,990
Deposits	1,014	(270)
Income taxes receivable from Parent	15,956	12,511
Due to Parent	(15,320)	(16,799)
Net cash provided by operating activities	2,307	19,334
Financing activities – capital contribution from Parent	42,000	42,000
Net increase in cash	44,307	61,334
Cash, beginning of year	144,362	83,028
Cash, end of year	$188,669	$144,362

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the "1940 Act"). The Company acts as the placement agent for the CBIS Global Funds plc, for which the Parent is the investment advisor, and the sub-placement agent for an unrelated multi-strategy fund.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(i).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high-credit-quality financial institutions.

Placement agent income:

The Company is party to an agreement whereby the Company will serve as the sub-placement agent for certain hedge funds in exchange for a portion of the placement agent's fees. Placement agent income is recorded on the settlement date of the sale of the hedge funds.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes pursuant to the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2014 and 2013, the Company has recorded income taxes receivable from the Parent, which represents the Company's tax benefit derived from its historical taxable losses included in the consolidated and combined income tax returns filed by the Parent.

The Company complies with accounting for uncertainty in income taxes guidance. As of December 31, 2014, the Company has no unrecognized tax benefits. The Company's federal and state income tax returns prior to fiscal year 2011 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February_, 2015, which is the date the financial statements were available to be issued.

Note 2 - Administrative services fee and related party transactions:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 per month in both 2014 and 2013.

Based upon FINRA regulations, the Company recorded the 2014 and 2013 fees ($42,000 for each year) as additional paid-in capital.

The Company also has an agreement with the Parent to pay for services provided by the Parent. The services provided by the Parent include use of computer and software systems, postage and general office supplies. Pursuant to an amended agreement dated December 30, 2011, the list of services the Parent provides the Company was expanded to include staffing and marketing support related to placement agent income. The fees for such services were $10,000 and $20,000 for the years ended December 31, 2014 and 2013, respectively and are included in supplies and other expenses on the statements of operations.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014 and 2013, the Company had net capital of $188,669 and $129,042, respectively, which was in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio for each of the years ended December 31, 2014 and 2013 was .00 to 1.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION DECEMBER 31, 2014 AND 2013

	2014	2013
Net Capital:		
Total stockholder's equity	$ 351,898	$ 290,888
Deductible nonallowable assets:		
Placement agent income receivable	22,323	7,877
Prepaid expenses and other current assets	37,142	33,235
Deposits	2,395	3,409
Income taxes receivable from Parent	101,369	117,325
Totals	163,229	161,846
Net capital	$188,669	$129,042
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$ 183,669	$ 124,042
Ratio of aggregate indebtedness to net capital	.00	.00

There is no material discrepancies between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 filed on January 26, 2015.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE II – DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014 AND 2013

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.